June 9, 2025

M. Scott Lewis
Chief Financial Officer and Chief Accounting Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

       Re: Hanesbrands Inc.
           Form 10-K for Fiscal Year Ended December 28, 2024
           File No. 001-32891
Dear M. Scott Lewis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services